The Depositary, the Information Agent, the Dealer Managers or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery. Do not send certificate(s) for Shares with this Notice of Guaranteed Delivery. Certificate(s) for Shares should be sent with your Letter of Acceptance and Transmittal.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for
Common Shares of

EMERGIS INC.

Pursuant to an Offer dated December 11, 2007 by 6886116 Canada Ltd.
an indirect wholly-owned subsidiary of

TELUS CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN STANDARD TIME) ON JANUARY 16, 2008 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (THE “EXPIRY TIME”).

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATE(S) TO THE DEPOSITARY ON OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used by holders (“Shareholders”) of common shares (the “Shares”) of Emergis Inc. (“Emergis”) who wish to deposit their Shares under the offer (the “Offer”) to purchase all of the outstanding Shares as set out in the Offer and accompanying Circular dated December 11, 2007 made by 6886116 Canada Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of TELUS Corporation if certificate(s) for Shares are not immediately available or time will not permit all required documents to reach the Depositary at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto at the address or facsimile number, as applicable, set forth below.

The terms and conditions of the Offer and the Letter of Acceptance and Transmittal are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Offer and accompanying Circular (together, the “Offer and Circular”) dated December 11, 2007 shall have the respective meanings set out in the Offer and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

As set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, if a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited under the Offer by following the procedures contemplated by this Notice of Guaranteed Delivery, provided all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	this Notice of Guaranteed Delivery or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified below, is received by the Depositary at its Toronto office as set out below, at or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited Shares, in proper form for transfer, together with a Letter of Acceptance and Transmittal or a manually executed facsimile thereof properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto at the address specified below at or prior to

5:00 p.m. (Eastern Standard Time) on the third trading day on the Toronto Stock Exchange (the “TSX”) after the date on which the Expiry Time occurs.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of The New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

The undersigned understands and acknowledges that payment for Shares tendered pursuant to the Letter of Acceptance and Transmittal will be made only after timely receipt by the Depositary of (i) certificate(s) representing such Shares, and (ii) a Letter of Acceptance and Transmittal or a manually executed facsimile thereof properly completed and duly executed with any required signature guarantees and all other documents required by the Letter of Transmittal before 5:00 p.m. (Eastern Standard Time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary before the Expiry Time, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made until after the take up and payment for the Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO:     6886116 Canada Ltd., an indirect wholly-owned subsidiary of TELUS Corporation

AND TO: Computershare Investor Services Inc., as Depositary

By Mail:	By Registered Mail, by Hand or by Courier:
Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 Attention: Corporate Actions	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Website: www.computershare.com
Facsimile Transmission: (905) 771-4082

Delivery of this Notice of Guaranteed Delivery to an address other than as set forth above or transmission of this Notice of Guaranteed Delivery to a facsimile number other than as set forth above will not constitute a valid delivery. To constitute delivery for the purpose of satisfying guaranteed delivery, the Letter of Acceptance and Transmittal and accompanying certificate(s) must be delivered to the same office of the Depositary in Toronto where this Notice of Guaranteed Delivery is delivered.

This Notice of Guarantee Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

Do not send certificates for Shares with the Notice of Guaranteed Delivery. Certificates for Shares must be sent with your Letter of Acceptance and Transmittal.

Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such jurisdiction and is not in, or delivering this Notice of Guaranteed Delivery from, such jurisdiction.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Acceptance and Transmittal, receipt of which are hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” and instructions in the Letter of Acceptance and Transmittal.

Certificate Number(s) (if	Name(s) & Address(es) of
available)	Shareholder(s) (please print)	Number of Shares Deposited

TOTAL:

(Please print or type. If space is insufficient please attach a list in the above form.)

Telephone Number(s): ( )
Signature(s) of Shareholder(s)	(Business Hours)

Date:
(Please Print Name(s) of Shareholder(s))

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantees delivery to the Depositary at its address in Toronto as set forth herein of the certificate(s) representing the Shares deposited hereby, in proper form for transfer, in either case with delivery of a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or a manually executed facsimile thereof, and all other signature guarantees or documents required by the Letter of Acceptance and Transmittal, all at or prior to 5:00 p.m. (Eastern Standard Time) on the third trading day on the Toronto Stock Exchange after the date on which the Expiry Time occurs.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Zip Code/ Postal Code	Title

Area Code and Telephone Number	Date